
1-10120

## FORM 6-K

### SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



### CORUS GROUP plc
(Translation of Registrant's Name Into English)

### 30 Millbank
### London SW1P 4WY
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

**Form 20-F X_  Form 40-F __**

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934.

**Yes _____ No X**

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.

### CORUS GROUP plc

Date: 22 July 2002                    By Theresa Robinson

**Name:  Mrs T Robinson**
**Title:  Group Secretariat Co-ordinator**

22 July 2002


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 19 July 2002 from The
Capital Group Companies, Inc. on behalf of its affiliates, including
Capital Guardian Trust Company, Capital International Limited,
Capital International S.A., Capital International, Inc. and Capital
Research and Management Company ("the Companies"), pursuant to
Section 198 of the Companies Act 1985 (the "Act").

On 17 July 2002 The Capital Group Companies, Inc. was interested
for the purposes of the Act in 300,888,875 ordinary shares of 50p
each representing 9.62% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment
clients by the Companies.
END